CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
SURGE GLOBAL ENERGY. INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

It is hereby certified that:

1. The name of the corporation is Surge Global Energy, Inc. (the “Corporation”), and its certificate of incorporation was filed in the office of the Secretary of State on November 25, 1997.

2. The certificate of incorporation of the Corporation, as amended to date, is hereby amended by deleting the text of paragraph 1 of Article 4 thereof in its entirety and substituting in lieu of said paragraph the following:

“4. The Corporation is authorized to issue two classes of stock designated “Common Stock” and “Preferred Stock,” respectively. The total number of shares of Common Stock authorized to be issued is 400,000,000, and each such share will have a par value of $0.001. The total number of shares of Preferred Stock authorized to be issued is 10,000,000, issuable in series, and each such share will have a par value of $0.001 (hereinafter called “Serial Preference Stock”).

Effective 12:01 a.m. on February 22, 2013 (the “Effective Time”), every twenty (20) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time (“Old Common Stock”) shall automatically be combined, without any action on the part of the holder thereof, into one (1) share of fully paid and nonassessable Common Stock of the Corporation, and any fractional interest will be rounded up to the nearest whole share.”

3. Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder’s certificate(s) representing Old Common Stock (whether one or more, “Old Certificates”) for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) representing the number of whole shares of Common Stock (whether one or more, “New Certificates”) into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates.

4. No fractional shares of Common Stock of the Corporation shall be issued. A holder of Old Certificates at the Effective Time who would otherwise be entitled to a fraction of a share of Common Stock shall, in lieu thereof, be entitled to receive a New Certificate that reflects that his interest has been rounded up to the nearest whole share.

5. This amendment of the certificate of incorporation has been duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

The undersigned has caused this certificate to be signed by its duly authorized officer on February 13, 2013.

SURGE GLOBAL ENERGY, INC.

By:	/s/ Clark Morton
Clark Morton,
Chief Executive Officer